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                            February 27, 2023

       Jorge Juantorena
       Partner
       Cleary Gottlieb Steen & Hamilton LLP
       One Liberty Plaza
       New York, New York 10006

                                                        Re: Banco Santander
Mexico S.A., Institucion de Banca Multiple, Grupo
                                                            Financiero
Santander Mexico
                                                            Schedule 14D9
                                                            Filed February 17,
2023
                                                            File No. 005-90381

       Dear Jorge Juantorena:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. All defined terms have the same meaning as in your filing.

       Schedule 14D9 filed February 17, 2023

       Item 4. The Solicitation or Recommendation, page 3

   1. We note the following disclosure that the Committee "resolved that the Offers comply with the requirements
established under Mexican Law, including the requirements of section 1, subsection
b) and section II of Article 108 of the Mexican Securities Market
                                                        Law." Please explain
the Mexican Law requirements that apply here, including the
                                                        specific provisions
cited and explain how the Offers comply with such requirements. In revised and expanded
disclosure, describe the Committee's analysis in reaching such conclusion, including
the factors it considered and how it analyzed each.
 Jorge Juantorena
Cleary Gottlieb Steen & Hamilton LLP
February 27, 2023
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk at
(202) 551-3263.



FirstName LastNameJorge Juantorena                          Sincerely,
Comapany NameCleary Gottlieb Steen & Hamilton LLP
                                                            Division of
Corporation Finance
February 27, 2023 Page 2                                    Office of Mergers &
Acquisitions
FirstName LastName